Herbert W. Solomon, Esq. Writer’s Direct Ext.: 152 Email: Hsolomon@mlg.com

                                                                 December 14, 2006

Via EDGAR and Facsimile (202)772-9210 Securities and Exchange Commission Division of Corporation Finance Mail Stop 4651 100 F Street, N.E. Washington, D.C. 20549

Attn: Mr. Hugh Fuller

Re:	Hauppauge Digital, Inc.
Registration Statement on Form S-3
Filed October 31, 2006
File No. 333-138324

Form 10k for September 30, 2005
Filed December 29, 2005
File No. 1-13550

Our File No. 5793-1

Ladies and Gentlemen:

          In accordance with Rule 467 of the General Rules and Regulations under the Securities Act of 1933, as amended, on behalf of Hauppauge Digital, Inc. (the “Company”), we hereby request that the effective date of the above Registration Statement on Form S-3 be accelerated to 12:00 noon, Eastern Standard Time, on Friday, December 15, 2006, or as soon as practicable thereafter.

          The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert such action as a defense in any in proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Herbert W. Solomon

Herbert W. Solomon

HWS:plm